FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated August 11, 2005, regarding the Shareholders’ Meeting of Teleatento del Perú S.A.C., a member company of the Telefónica Group, in which it approved the reduction of its share capital.

2.	Translation of a letter to CONASEV, dated August 10, 2005, regarding the Shareholders’ Meeting of Telefónica del Perú S.A.A. and the agenda for such meeting.

3.	Translation of a letter to CONASEV, dated August 17, 2005, regarding the decision at the Shareholders’ Meeting of Telefónica Perú Holding S.A.C. in which the Company approved the reduction of its share capital.

4.	Translation of a letter to CONASEV, dated August 16, 2005, regarding the Board of Directors’ approval of the acquisition by Telefónica del Perú S.A.A. of shares of Telefónica Empresas Perú S.A.A. capital stock.

Item 1

Lima, August 11th, 2005

PUBLIC REGISTRY OF THE NATIONAL STOCK MARKET

SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES - CONASEV

Re: Key Events

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution N° 107-2002-EF/94.10, we inform you that Teleatento del Perú S.A.C., a member company of the Telefónica Group, held a shareholders’ meeting today in which it approved the reduction of its share capital from S/30,489,948.00 to S/23,489,948.00. The total amount of the share capital reduction will be designated to the devolution of the contributions made by the shareholders in proportion to their participation in the share capital. This devolution of the contributions will be effective on September 26th, 2005.

Regards,

Julia María Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

Item 2

Lima, August 10th, 2005

PUBLIC REGISTRY OF THE NATIONAL STOCK MARKET

SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES - CONASEV

Re: Key Events

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution N° 107-2002-EF/94.10, we inform you that the Board of Directors of Telefónica del Perú S.A.A., at a meeting held today, adopted the following decisions which are considered key events:

•	Approved to call for a shareholders’ meeting, for September 8th, 2005, at 9:00 am, in Enrique Villar, second block s/n, Santa Beatriz, Lima in first call; and, if the quorum required by law is not met, the second and third call will be for September 12th and 16th, respectively, in the place and at the time established above.

•	Established as the agenda for such shareholders’ meeting the following items: (i) the share capital increase due to the capitalization of the legal reserve; and (ii) the amendment of the first paragraph of Article 5 of the Company´s Bylaws. Attached to this document you will find the motions formulated by the Board of Directors, which will be submitted to the shareholders’ meeting for consideration.

Regards,

Julia María Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

Item 2

SHARE CAPITAL INCREASE DUE TO THE CAPITALIZATION OF THE LEGAL RESERVE AND AMENDMENT OF THE FIRST PARAGRAPH OF ARTICLE 5 OF THE COMPANY’S BYLAWS.

In execution of the agreement taken by the Board of Directors, a shareholders’ meeting has been called in accordance with the law to decide about the capitalization of the legal reserve and the amendment of the first paragraph of Article 5 of the Company’s Bylaws.

According to the company’s audited financial information as of December 31st, 2004, the legal reserve is S/377,667,605.79 (three hundred seventy-seven million, six hundred sixty-seven thousand, six hundred and five and 79/100 Nuevos Soles), being convenient the capitalization of the amount of S/344,392,883.40 (three hundred forty-four million, three hundred ninety-two thousand, eight hundred eighty-three and 40/00 Nuevos Soles), in order to empower the patrimonial accounts that are used to calculate the indicators of the patrimonial coverage of the company’s financial operations, which is beneficial for the social interest.

The operation proposed does not affect the share capital reductions that may be executed as part of the share capital reduction program approved by the shareholders’ meeting held on March 25th, 2005.

Considering the above, the following items are proposed to the shareholders’ meeting:

AGREEMENT:

1. To approve the capitalization of the legal reserve in the amount of S/344,392,883.40 (three hundred forty-four million, three hundred ninety-two thousand, eight hundred eighty-three and 40/00 Nuevos Soles) and, as a consequence, the increase of the capital stock in the amount of S/344,392,883.40 (three hundred forty-four million, three hundred ninety-two thousand, eight hundred eighty-three and 40/00 Nuevos Soles). This is from S/1,377,571,533.60 (one billion, three hundred seventy-seven million, five hundred seventy-one thousand, and five hundred thirty-three with 60/100 Nuevos Soles) to S/1,721,964,417.00 (one billion, seven hundred twenty-one million, nine hundred sixty-four thousand, four hundred seventeen Nuevos Soles). This increase in the capital stock will be done through the increase of the share’s nominal value from S/0.80 to S/1.00, that is in an amount of S/0.20, maintaining the same number of representative shares of the capital stock and without the adulteration of the shareholders’ participation in the capital stock.

Item 2

2. To amend the first paragraph of Article 5 of the Company’s Bylaws, in the following terms:

“Article 5.- The capital stock of the company is of S/1,721,964,417.00 (one billion, seven hundred twenty-one million, nine hundred sixty-four thousand, four hundred seventeen Nuevos Soles) represented by 1,721,964,417 nominal shares of S/1.00 each, totally issued, paid and divided into three classes as follows:

a)	669,762,378 Class “A-1” shares;

b)	1,051,927,611 Class “B” shares;

c)	and 274,428 Class “C” shares.”

3. It is important to note that exercise of the preferent subscription right does not correspond since the referred capital stock increase is not done as a consequence of new contributions.

4. To authorize Mr. Antonio Carlos Valente Da Silva, Brazilian, identified with foreign card No. 000258566; Mr. Juan Revilla Vergara, identified with foreign card No. 08234014, Mr. Fermín Álvarez Carril, Spanish, identified with foreign card No. 000149686; and Ms. Julia María Morales Valentín, identified with foreign card No. 08276184, in order to, with the broadest faculties, allow any one of them set the date on which the capital stock increase agreed in the session held today will become effective; set the register and exchange dates of such benefit; order the publication of the corresponding announcements; and represent the Company and subscribe in its name any public or private document necessary to execute and fulfill in its totality the agreement adopted in today’s shareholders’ meeting.

Item 3

Lima, August 17th, 2005

PUBLIC REGISTRY OF THE NATIONAL STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES – CONASEV

Re: Key Events

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that on August 16th, 2005, the shareholders’ meeting of Telefónica Perú Holding S.A.C. approved the reduction of its share capital in an amount of US$257,278,569.30, that is, from US$1,759,996,326.60 to US$1,502,717,757.30. It will be made through the amortization of 285,865,077 shares with nominal value of US$0.90. The amount of such capital stock reduction will be used in the devolution of contribution of the shareholder Telefónica Internacional, S.A. pursuant the agreement adopted at such shareholders’ meeting.

Regards,

Julia María Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

Item 4

Lima, August 16th, 2005

PUBLIC REGISTRY OF THE NATIONAL STOCK MARKET

SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES - CONASEV

Re: Key Events

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that the Board of Directors of Telefónica del Perú S.A.A. has adopted the following decision which is considered key event.

The Board of Directors approved the acquisition by Telefónica del Perú S.A.A. of shares of Telefónica Empresas Perú S.A.A. capital stock that confer to the former a minimum participation of 97.08% in the capital stock of the latter. This operation will be carried out through trading session of the Lima Stock Exchange. It is important to note that (i) the price of such purchase proposal will be determined according to the valuation made by an investment bank or other recognized company which will be hired; (ii) it will be executed provided that this valuation does not exceed the amount of US$90,000,000.00; (iii) it will include, at minimum, the acquisition of 24,773,409 shares of Telefónica Empresas Perú S.A.A. capital stock., which corresponds to the number of shares owned by Telefónica Datacorp, S.A..; (iv) it could also include the shares of those who present on the purchase date purchase orders which do not exceed the price that will be determined to pay for a share according to this agreement; and, (v) it will not imply a change of effective control in Telefónica Empresas Perú S.A.A. since Telefónica Datacorp, S.A.—major shareholder—and Telefónica del Perú S.A.A. belong to the same Economic Group, and pursuant to the law, the execution of a Public Offering of Acquisition is not obligatory.

Regards,

Julia María Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: August 23, 2005	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.